EXHIBIT (12)(a)

PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
	Years Ended December 31,			Years Ended		Six Months Ended
	1996	1997	1998	March 31, 2000	March 31, 2001	September 30, 2001
(In Millions of Dollars)
Fixed Charges, as defined:* Interest expense Estimated interest portion of rentals charged to expense Preferred dividends of wholly owned subsidiary Total fixed charges	$ 415.0 4.1 15.3 $ 434.4	$ 438.1 6.6 32.9 $ 477.6	$ 371.6 5.7 42.9 $ 420.2	$ 341.4 5.2 74.0 $ 420.6	$ 290.4 2.9 (29.6) $ 263.7	$107.4 7.0 24.5 $138.9

Earnings, as defined:*

  Income from continuing operations
  Add (deduct):
    Provision for income taxes
    Minority interest
    Undistributed loss (income) of
      less than 50% owned affiliates
    Fixed charges as above

      Total earnings

	$ 430.3 236.5 1.8 (18.2) 434.4 $1,084.8	$ 232.9 111.8 1.9 (11.1) 477.6 $ 813.1	$ 110.6 59.1 (0.7) 10.3 420.2 $ 599.5	$ 82.6 134.0 0.1 2.6 420.6 $ 639.9	$ (88.2) 180.4 0.1 1.4 263.7 $ 357.4	$134.1 98.1 - - 138.9 $371.1
Ratio of Earnings to Fixed Charges	2.5x	1.7x	1.4x	1.5x	1.4x	2.7x

*"Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividend requirements of majority-owned subsidiaries. "Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.